FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2008

Commission File Number: 333-13580

Teléfonos de México, S.A.B. de C.V. (Exact Name of the Registrant as Specified in the Charter)
Telephones of Mexico (Translation of Registrant's Name into English)
Parque Vía 190 Colonia Cuauhtémoc México City 06599, México, D.F. (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F....Ö .....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...Ö ..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

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Teléfonos de México Announces Record Date for Distribution of Telmex Internacional Shares and ADSs

Mexico City, June 3, 2008. Teléfonos de México, S.A.B. de C.V. (Telmex) (BMV: TELMEX; NYSE: TMX; NASDAQ: TFONY, LATIBEX: XTMXL) and Telmex Internacional, S.A.B. de C.V. (Telmex Internacional) announced today the expected dates for distribution of Telmex Internacional shares and American Depositary Shares, or ADSs, to holders of Telmex shares and ADSs. The distribution will complete the implementation of the split-up of the company approved by Telmex shareholders on December 21, 2007.

On June 10, 2008, it is expected that the Telmex Internacional L Shares and A Shares will be distributed and will begin trading on the Mexican Stock Exchange. The distribution will be made to owners of Telmex shares as of the close of business on June 9, 2008.

The key dates for the commencement of trading of ADSs on the NYSE are expected to be as follows:

    June 9, 2008-Record date for the distribution of Telmex Internacional ADSs. Telmex ADS holders at the close of this record date will be entitled to receive Telmex Internacional ADSs.
    June 10, 2008-The Telmex Internacional L Share ADSs and A Share ADSs begin trading on a when-issued basis on the New York Stock Exchange.
    June 11, 2008-The Telmex Internacional L Share ADSs and A Share ADSs begin trading regular way on the New York Stock Exchange. Telmex ADSs trade ex the distribution of Telmex Internacional ADSs.

The commencement of trading remains subject to regulatory approvals. Telmex Internacional has filed a registration statement on Form 20-F with the U.S. Securities and Exchange Commission, and a similar report has been filed with the Mexican regulatory authorities and the Bolsa Mexicana de Valores, S.A. de C.V. (the "Mexican Stock Exchange"). The registration statement is available at www.telmexinternacional.com or www.sec.gov.

TELMEX is a corporation made up of Teléfonos de México, S.A.B. de C.V., its subsidiaries and affiliates, that provides telecommunications services in Mexico. The company's service coverage comprises the operation of the nation's most complete local and long distance networks. Additionally, TELMEX offers services like connectivity, Internet access, co-location,

web hosting and interconnection services to other telecommunications operators.

Telmex Internacional is a Mexican holding company providing through its subsidiaries in Brazil, Colombia, Argentina, Chile, Peru and Ecuador a wide range of telecommunications services, including voice, data and video transmission, Internet access and integrated telecommunications solutions; pay cable and satellite television; and print and Internet-based yellow pages directories in Mexico, the United States, Argentina and Peru.

This press release contains forward-looking statements regarding consummation of the split-up of Telmex and commencement of trading of Telmex Internacional shares and ADSs. These statements should not be considered as statements of fact. Neither Telmex nor Telmex Internacional undertakes any obligation to update or revise any of these forward-looking statements, whether as a result of new information, future events or otherwise.

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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 3, 2008.	TELÉFONOS DE MÉXICO, S.A.B. DE C.V. By: __________________ Name: Adolfo Cerezo Pérez Title: Chief Financial Officer

Ref: Telmex Press Release: Teléfonos de México Announces Record Date for Distribution of Telmex Internacional Shares and ADSs.